Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited Fourth Quarter 2019 Earnings and Declares Quarterly Dividend

Macau, Thursday, February 20, 2020 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

In connection with the Company’s acquisition of a 75% interest in ICR Cyprus Holdings Limited (“ICR Cyprus”) from its parent company, Melco International Development Limited, on July 31, 2019, all periods presented in this press release have been restated to include the assets and liabilities and financial results of the ICR Cyprus group in accordance with applicable accounting standards.

Total operating revenues for the fourth quarter of 2019 were US$1.45 billion, representing an increase of approximately 3% from US$1.41 billion for the comparable period in 2018. The increase in total operating revenues was primarily attributable to better performance in the mass market table games segment.

Operating income for the fourth quarter of 2019 was US$173.4 million, compared with operating income of US$203.3 million in the fourth quarter of 2018, representing a decrease of 15%.

Adjusted Property EBITDA(1) was US$409.8 million for the fourth quarter of 2019 compared to Adjusted Property EBITDA of US$427.5 million in the fourth quarter of 2018, representing a decrease of 4%.

Net income attributable to Melco Resorts & Entertainment Limited for the fourth quarter of 2019 was US$68.1 million, or US$0.14 per ADS, compared with US$126.6 million, or US$0.26 per ADS, in the fourth quarter of 2018. The net income attributable to noncontrolling interests during the fourth quarter of 2019 was US$12.7 million and the net income attributable to noncontrolling interests during the fourth quarter of 2018 was US$1.7 million, all of which were related to Studio City, City of Dreams Manila and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “During the fourth quarter of 2019, despite macro headwinds and the events in Hong Kong, mass gaming operations at all of Melco’s integrated resorts have remained robust, which drove group-wide mass table games revenue to expand approximately 12% year-over-year to an all-time-record-high of US$850 million. Adjusted Property EBITDA for the fiscal year 2019 has also expanded 14% year-over-year to reach an all-time-record-high of US$1,689 million.

MELCO RESORTS & ENTERTAINMENT LIMITED

Incorporated in the Cayman Islands with limited liability

新濠博亞娛樂有限公司

於開曼群島註冊成立的有限公司

“Melco’s portfolio of award-winning integrated resorts, commitment to excellence, and determination to push boundaries have been widely recognized, most recently by the Michelin Guide Hong Kong Macau 2020 with the company remaining as the leading integrated resort operator in the world with the highest number of Michelin-stars. In the recently published 2020 Forbes Travel Guide, Melco was awarded with a record-breaking 107 stars, with Morpheus honored as the world’s first and only establishment to attain Forbes Five-Stars across its entire hotel, spa and dining facilities, after a year of its grand opening. The Morpheus Spa also won the Forbes Spa of the Year Award, attaining the highest score among the world’s most outstanding spa establishments.

“Melco continues to prioritize sustainability in its operations. In March 2019, Melco became the first and only hospitality group and integrated resort signatory of the New Plastics Economy Global Commitment, a global initiative to tackle plastic waste and pollution, led by the Ellen MacArthur Foundation in collaboration with the UN Environment. In December 2019, Melco became the first integrated resort and hotel operator in the Macau SAR and Hong Kong SAR to receive ISO 41001:2018 for its efforts in facilities management systems (FMS). Melco has also attained ISO 50001:2018 for effective energy management systems (EnMS) and was recognized by global environmental disclosure system - CDP as one of China’s leading companies in sustainability.

“Construction on the further expansion of Studio City is progressing. Upon completion, it will offer approximately 900 additional luxury hotel rooms and suites, one of the world’s largest indoor water parks, a Cineplex, fine-dining restaurants and state-of-the-art MICE spaces.

“The Board has, after evaluating the Company’s current liquidity position and future expected capital needs, decided to declare another quarterly dividend of US$0.16512 per ADS.

“Melco remains committed to managing its balance sheet in a prudent manner. As of December 31, 2019, net-debt-to-last-twelve-months-EBITDA remained modest at approximately 2x, enabling us to continue with our regular dividend program, while retaining ample financial flexibility to reinvest in our existing properties and to pursue new development opportunities.

“Lastly, Japan continues to be a core focus for us. In September 2019, we announced our ‘Yokohama First’ policy as we focus our Japan team on bringing to Yokohama the best IR the world has ever seen. In December 2019, we submitted our response for the Yokohama RFC.

“We believe our focus on the Asian premium segment, a portfolio of high-quality assets, devotion to craftsmanship, dedication to world-class entertainment offerings, market-leading social safeguard systems, established track record of successful partnerships, culture of exceptional guest service, and commitment to employee development puts Melco in a strong position to help Yokohama realize the vision of developing a world-leading IR with a unique, Japanese touch.”

City of Dreams Fourth Quarter Results

For the quarter ended December 31, 2019, total operating revenues at City of Dreams were US$759.1 million compared to US$726.1 million in the fourth quarter of 2018. City of Dreams generated Adjusted EBITDA of US$210.4 million in the fourth quarter of 2019 compared with Adjusted EBITDA of US$229.7 million in the fourth quarter of 2018. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in the rolling chip segment, partially offset by better performance in the mass market table games and gaming machines segments.

Rolling chip volume was US$15.96 billion for the fourth quarter of 2019 versus US$11.42 billion in the fourth quarter of 2018. The rolling chip win rate was 2.65% in the fourth quarter of 2019 versus 3.19% in the fourth quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$1.41 billion in the fourth quarter of 2019 compared with US$1.31 billion in the fourth quarter of 2018. The mass market table games hold percentage was 32.8% in the fourth quarter of 2019 compared to 33.0% in the fourth quarter of 2018.

Gaming machine handle for the fourth quarter of 2019 was US$1.20 billion, compared with US$1.05 billion in the fourth quarter of 2018. The gaming machine win rate was 4.4% in the fourth quarter of 2019 versus 3.7% in the fourth quarter of 2018.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2019 was US$105.4 million, compared with US$101.0 million in the fourth quarter of 2018.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2019, total operating revenues at Altira Macau were US$113.9 million compared to US$137.6 million in the fourth quarter of 2018. Altira Macau generated Adjusted EBITDA of US$13.6 million in the fourth quarter of 2019 compared with Adjusted EBITDA of US$20.2 million in the fourth quarter of 2018. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in the rolling chip segment, partially offset by better performance in the mass market table games segment.

Rolling chip volume was US$4.21 billion in the fourth quarter of 2019 versus US$6.52 billion in the fourth quarter of 2018. The rolling chip win rate was 3.39% in the fourth quarter of 2019 versus 3.09% in the fourth quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop was US$167.6 million in the fourth quarter of 2019 versus US$127.1 million in the fourth quarter of 2018. The mass market table games hold percentage was 20.3% in the fourth quarter of 2019 compared with 19.7% in the fourth quarter of 2018.

Gaming machine handle for the fourth quarter of 2019 was US$81.1 million, compared with US$29.9 million in the fourth quarter of 2018. The increase was primarily due to an increase in the average number of gaming machines to 195 in the fourth quarter of 2019, compared to 136 in the fourth quarter of 2018. The gaming machine win rate was 3.2% in the fourth quarter of 2019 versus 4.3% in the fourth quarter of 2018.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2019 was US$7.4 million, compared with US$7.1 million in the fourth quarter of 2018.

Mocha Clubs Fourth Quarter Results

Total operating revenues from Mocha Clubs were US$28.0 million in the fourth quarter of 2019 compared to US$26.5 million in the fourth quarter of 2018. Mocha Clubs generated US$5.7 million of Adjusted EBITDA in the fourth quarter of 2019 compared with US$4.7 million in the same period in 2018.

Gaming machine handle for the fourth quarter of 2019 was US$603.4 million, compared with US$593.9 million in the fourth quarter of 2018. The gaming machine win rate was 4.6% in the fourth quarter of 2019 versus 4.5% in the fourth quarter of 2018.

Studio City Fourth Quarter Results

For the quarter ended December 31, 2019, total operating revenues at Studio City were US$358.3 million compared to US$340.7 million in the fourth quarter of 2018. Studio City generated Adjusted EBITDA of US$117.4 million in the fourth quarter of 2019 compared with Adjusted EBITDA of US$102.7 million in the fourth quarter of 2018. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in the mass market table games segment, partially offset by softer performance in the rolling chip segment.

Studio City’s rolling chip volume was US$2.46 billion in the fourth quarter of 2019 versus US$3.46 billion in the fourth quarter of 2018. The rolling chip win rate was 3.60% in the fourth quarter of 2019 versus 3.82% in the fourth quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$879.8 million in the fourth quarter of 2019 compared with US$825.4 million in the fourth quarter of 2018. The mass market table games hold percentage was 30.2% in the fourth quarter of 2019 compared to 27.0% in the fourth quarter of 2018.

Gaming machine handle for the fourth quarter of 2019 was US$695.4 million, compared with US$641.8 million in the fourth quarter of 2018. The gaming machine win rate was 3.0% in the fourth quarter of 2019 versus 3.6% in the fourth quarter of 2018.

Total non-gaming revenue at Studio City in the fourth quarter of 2019 was US$52.1 million, compared with US$46.4 million in the fourth quarter of 2018.

City of Dreams Manila Fourth Quarter Results

For the quarter ended December 31, 2019, total operating revenues at City of Dreams Manila were US$153.5 million compared to US$155.2 million in the fourth quarter of 2018. City of Dreams Manila generated Adjusted EBITDA of US$53.9 million in the fourth quarter of 2019 compared to US$67.9 million in the comparable period of 2018. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in the rolling chip segment, partially offset by better performance in the mass market table games and gaming machines segments.

With increased competition in the market, City of Dreams Manila’s rolling chip volume was US$2.02 billion in the fourth quarter of 2019 versus US$2.38 billion in the fourth quarter of 2018. The rolling chip win rate was 3.01% in the fourth quarter of 2019 versus 3.68% in the fourth quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$216.3 million for the fourth quarter of 2019, compared with US$197.3 million in the fourth quarter of 2018. The mass market table games hold percentage was 31.8% in the fourth quarter of 2019 compared to 31.4% in the fourth quarter of 2018.

Gaming machine handle for the fourth quarter of 2019 was US$1.06 billion, compared with US$0.93 billion in the fourth quarter of 2018. The gaming machine win rate was 5.3% for both quarters ended December 31, 2019 and 2018.

Total non-gaming revenue at City of Dreams Manila in the fourth quarter of 2019 was US$33.4 million, compared with US$29.4 million in the fourth quarter of 2018.

Cyprus Operations Fourth Quarter Results

The Company is currently operating a temporary casino, the first casino in the Republic of Cyprus, and three satellite casinos with a fourth satellite casino scheduled to open in the coming months (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean in 2021, the Company will also continue to operate the four satellite casinos while operation of the temporary casino will cease.

For the quarter ended December 31, 2019, total operating revenues at Cyprus Casinos were US$24.7 million compared to US$15.6 million in the fourth quarter of 2018. Cyprus Casinos generated Adjusted EBITDA of US$8.6 million in the fourth quarter of 2019 compared with Adjusted EBITDA of US$2.3 million in the fourth quarter of 2018.

Rolling chip volume was US$22.8 million for the fourth quarter of 2019. The rolling chip win rate was 3.61% in the fourth quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$33.9 million in the fourth quarter of 2019 versus US$34.8 million in the fourth quarter of 2018. The mass market table games hold percentage was 19.8% in the fourth quarter of 2019 compared to 16.2% in the fourth quarter of 2018.

Gaming machine handle for the fourth quarter of 2019 was US$349.5 million, compared with US$194.5 million in the fourth quarter of 2018. The gaming machine win rate was 4.9% in the fourth quarter of 2019 versus 5.2% in the fourth quarter of 2018.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2019 were US$91.1 million, which mainly included interest expenses of US$84.4 million.

Depreciation and amortization costs of US$169.3 million were recorded in the fourth quarter of 2019 of which US$14.2 million was related to the amortization expense for our gaming subconcession and US$5.7 million was related to the amortization expense for the land use rights.

The Adjusted EBITDA for Studio City for the three months ended December 31, 2019 referred to in this press release is US$14.1 million more than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated February 20, 2020 (the “Studio City earnings release”). The Adjusted EBITDA of Studio City contained in the Studio City earnings release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2019 aggregated to US$1.43 billion, including US$37.5 million of restricted cash, which was primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the fourth quarter of 2019 was US$4.39 billion, within which US$0.1 million was classified as current.

Capital expenditures for the fourth quarter of 2019 were US$134.6 million, which primarily related to various projects at City of Dreams, City of Dreams Manila and Studio City as well as developments at City of Dreams Mediterranean.

Full Year Results

For the year ended December 31, 2019, Melco Resorts & Entertainment Limited reported total operating revenues of US$5.74 billion versus US$5.19 billion in the prior year. The increase in total operating revenues was primarily attributable to better performance in the mass market table games segment.

Operating income for 2019 was US$747.7 million, compared with operating income of US$613.4 million for 2018, representing an increase of 22%.

Adjusted Property EBITDA for the year ended December 31, 2019 was US$1.69 billion compared to Adjusted Property EBITDA of US$1.49 billion in 2018. The year-over-year improvement in Adjusted Property EBITDA was mainly attributable to better performance in the mass market table games segment.

Net income attributable to Melco Resorts & Entertainment Limited for 2019 was US$373.2 million, or US$0.78 per ADS, compared with US$340.3 million, or US$0.68 per ADS, for 2018. The net income attributable to noncontrolling interests for 2019 was US$21.1 million and the net loss attributable to noncontrolling interests for 2018 was US$1.4 million, all of which were related to Studio City, City of Dreams Manila and the Cyprus Operations.

Dividend Declaration

On February 20, 2020, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.05504 per ordinary share (equivalent to US$0.16512 per ADS) for the fourth quarter of 2019 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about March 12, 2020 to our shareholders whose names appear on the register of members of the Company at the close of business on March 2, 2020, being the record date for determination of entitlements to the Quarterly Dividend.

Recent Developments

On February 4, 2020, the Macau government announced all casinos in Macau would be closed for a 15-day period commencing on February 5, 2020. On February 17, 2020, the Macau government announced, subject to the implementation of certain health-related precautionary measures, casinos in Macau may resume operations on February 20, 2020. The Macau government further announced casinos in Macau will be allowed a period of up to 30 days from February 20, 2020 to resume operations. Gaming operations at City of Dreams, Mocha Clubs and Studio City resumed on February 20, 2020. Gaming operations at Altira Macau will resume at a subsequent date.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its fourth quarter 2019 financial results on Thursday, February 20, 2020 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
Japan Toll	81 3 4503 6012
Japan Toll Free	012 092 5376
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1612 0306

Passcode	MLCO

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	4458959

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income” is net income before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is scheduled to open in 2021 and expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first casino in the Republic of Cyprus, and three satellite casinos with a fourth satellite casino scheduled to open in the coming months (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the four satellite casinos while operation of the temporary casino will cease. The Company also holds equity interests in Crown Resorts Limited (“Crown”), a company listed on the Australian Securities Exchange and which operates two of Australia’s leading integrated resorts, Crown Melbourne Entertainment Complex and Crown Perth Entertainment Complex. In the United Kingdom, Crown operates Crown Aspinalls, a high-end licensed casino in London. Crown’s development projects include the Crown Sydney Hotel Resort at Barangaroo on Sydney Harbour. Crown also holds equity interests in the Aspers Group and Nobu and has interests in various digital businesses. For more information about the Company, please visit
www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Restated)(3)	(Unaudited)	(Restated)(3)
OPERATING REVENUES
Casino	$1,248,916	$1,226,193	$4,976,686	$4,496,625
Rooms	90,990	89,513	349,908	311,028
Food and beverage	62,375	56,057	235,120	204,171
Entertainment, retail and other	48,360	40,223	175,087	177,118

Total operating revenues	1,450,641	1,411,986	5,736,801	5,188,942

OPERATING COSTS AND EXPENSES
Casino	(843,550)	(804,846)	(3,266,736)	(3,001,310)
Rooms	(22,553)	(22,590)	(89,778)	(78,377)
Food and beverage	(48,004)	(44,190)	(181,456)	(161,184)
Entertainment, retail and other	(26,906)	(21,613)	(99,945)	(92,449)
General and administrative	(136,480)	(124,032)	(559,480)	(505,930)
Payments to the Philippine Parties	(11,433)	(15,030)	(57,428)	(60,778)
Pre-opening costs	(209)	(4,998)	(4,847)	(55,390)
Development costs	(17,560)	(11,301)	(57,433)	(23,029)
Amortization of gaming subconcession	(14,240)	(13,881)	(56,841)	(56,809)
Amortization of land use rights	(5,677)	(5,534)	(22,659)	(22,646)
Depreciation and amortization	(149,343)	(132,453)	(571,705)	(488,446)
Property charges and other	(1,237)	(8,190)	(20,815)	(29,147)

Total operating costs and expenses	(1,277,192)	(1,208,658)	(4,989,123)	(4,575,495)

OPERATING INCOME	173,449	203,328	747,678	613,447

NON-OPERATING INCOME (EXPENSES)
Interest income	2,142	1,422	9,311	5,471
Interest expenses, net of capitalized interest	(84,434)	(73,992)	(310,102)	(264,880)
Other finance costs	(1,065)	(564)	(2,738)	(4,630)
Foreign exchange losses, net	(1,347)	(4,823)	(10,756)	(10,497)
Other (expenses) income, net	(3,748)	672	(23,914)	3,684
Loss on extinguishment of debt	(2,612)	(3,248)	(6,333)	(3,461)
Costs associated with debt modification	—	—	(579)	—

Total non-operating expenses, net	(91,064)	(80,533)	(345,111)	(274,313)

INCOME BEFORE INCOME TAX	82,385	122,795	402,567	339,134
INCOME TAX (EXPENSE) CREDIT	(1,562)	5,477	(8,339)	(238)

NET INCOME	80,823	128,272	394,228	338,896
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(12,684)	(1,689)	(21,055)	1,403

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$68,139	$126,583	$373,173	$340,299

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.047	$0.087	$0.260	$0.226

Diluted	$0.047	$0.087	$0.258	$0.224

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.142	$0.261	$0.779	$0.678

Diluted	$0.142	$0.260	$0.775	$0.673

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,437,196,123	1,454,682,399	1,436,569,083	1,506,551,789

Diluted	1,444,028,468	1,459,705,276	1,443,447,422	1,516,410,062

(3)

In connection with the Company’s acquisition of a 75% interest in ICR Cyprus Holdings Limited (“ICR Cyprus”) from its parent company, Melco International Development Limited, on July 31, 2019, all periods presented in these financial statements have been restated to include the assets and liabilities and financial results of the ICR Cyprus group in accordance with applicable accounting standards.

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31,	December 31,
	2019	2018
	(Unaudited)	(Restated)(3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,394,982	$1,472,423
Investment securities	49,369	91,598
Restricted cash	37,390	48,037
Accounts receivable, net	284,333	242,089
Amounts due from affiliated companies	442	87,394
Inventories	43,959	41,093
Prepaid expenses and other current assets	84,197	95,176

Total current assets	1,894,672	2,077,810

PROPERTY AND EQUIPMENT, NET	5,723,909	5,784,343
GAMING SUBCONCESSION, NET	141,440	197,533
INTANGIBLE ASSETS, NET	31,628	31,454
GOODWILL	95,620	81,376
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	176,478	186,708
INVESTMENT SECURITIES	568,936	—
RESTRICTED CASH	130	129
DEFERRED TAX ASSETS	3,558	2,992
OPERATING LEASE RIGHT-OF-USE ASSETS	111,043	—
LAND USE RIGHTS, NET	741,008	759,651

TOTAL ASSETS	$9,488,422	$9,121,996

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$21,882	$25,003
Accrued expenses and other current liabilities	1,420,516	1,671,630
Income tax payable	8,516	4,903
Operating lease liabilities, current	33,152	—
Finance lease liabilities, current	39,725	34,659
Current portion of long-term debt, net	146	395,547
Amounts due to affiliated companies	1,523	15,186

Total current liabilities	1,525,460	2,146,928

LONG-TERM DEBT, NET	4,393,985	3,665,370
OTHER LONG-TERM LIABILITIES	18,773	29,286
DEFERRED TAX LIABILITIES	56,677	54,746
OPERATING LEASE LIABILITIES, NON-CURRENT	88,259	—
FINANCE LEASE LIABILITIES, NON-CURRENT	262,040	253,374

TOTAL LIABILITIES	6,345,194	6,149,704

SHAREHOLDERS’ EQUITY
Ordinary shares	14,565	15,385
Treasury shares	(90,585)	(657,389)
Additional paid-in capital	3,178,579	3,715,579
Accumulated other comprehensive losses	(18,803)	(59,332)
Accumulated losses	(644,788)	(716,966)

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,438,968	2,297,277
Noncontrolling interests	704,260	675,015

Total equity	3,143,228	2,972,292

TOTAL LIABILITIES AND EQUITY	$9,488,422	$9,121,996

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Restated)(3)	(Unaudited)	(Restated)(3)
Net Income Attributable to Melco Resorts & Entertainment Limited	$68,139	$126,583	$373,173	$340,299
Pre-opening Costs	209	4,998	4,847	55,390
Development Costs	17,560	11,301	57,433	23,029
Property Charges and Other	1,237	8,190	20,815	29,147
Loss on Extinguishment of Debt	2,612	3,248	6,333	3,461
Costs Associated with Debt Modification	—	—	579	—
Income Tax Impact on Adjustments	(333)	(3,944)	(4,549)	(4,123)
Noncontrolling Interests Impact on Adjustments	(373)	(4,050)	(7,556)	(10,246)

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited	$89,051	$146,326	$451,075	$436,957

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.062	$0.101	$0.314	$0.290

Diluted	$0.062	$0.100	$0.312	$0.288

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.186	$0.302	$0.942	$0.870

Diluted	$0.185	$0.301	$0.937	$0.864

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,437,196,123	1,454,682,399	1,436,569,083	1,506,551,789

Diluted	1,444,028,468	1,459,705,276	1,443,447,422	1,516,410,062

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$7,845	$4,010	$145,659	$73,859	$18,137	$5,704	$(81,765)	$173,449

Payments to the Philippine Parties	—	—	—	—	11,433	—	—	11,433
Land Rent to Belle Corporation	—	—	—	—	778	—	—	778
Pre-opening Costs	—	—	2	12	—	195	—	209
Development Costs	—	—	—	—	—	—	17,560	17,560
Depreciation and Amortization	5,679	1,686	63,277	42,677	23,086	2,692	30,163	169,260
Share-based Compensation	118	33	956	376	426	51	7,323	9,283
Property Charges and Other	7	—	547	522	2	—	159	1,237

Adjusted EBITDA	13,649	5,729	210,441	117,446	53,862	8,642	(26,560)	383,209
Corporate and Other Expenses	—	—	—	—	—	—	26,560	26,560

Adjusted Property EBITDA	$13,649	$5,729	$210,441	$117,446	$53,862	$8,642	$—	$409,769

	Three Months Ended December 31, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Restated)(3)	(Restated)(3)	(Restated)(3)	(Restated)(3)
Operating Income (Loss)	$14,591	$2,050	$165,786	$56,174	$25,824	$(673)	$(60,424)	$203,328

Payments to the Philippine Parties	—	—	—	—	15,030	—	—	15,030
Land Rent to Belle Corporation	—	—	—	—	747	—	—	747
Pre-opening Costs	37	—	(33)	4,140	138	716	—	4,998
Development Costs	—	—	—	—	—	—	11,301	11,301
Depreciation and Amortization	5,185	2,181	63,175	41,569	18,680	2,192	18,886	151,868
Share-based Compensation	110	47	873	423	270	26	5,176	6,925
Property Charges and Other	238	454	(57)	377	7,181	—	(3)	8,190

Adjusted EBITDA	20,161	4,732	229,744	102,683	67,870	2,261	(25,064)	402,387
Corporate and Other Expenses	—	—	—	—	—	—	25,064	25,064

Adjusted Property EBITDA	$20,161	$4,732	$229,744	$102,683	$67,870	$2,261	$—	$427,451

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Year Ended December 31, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$27,830	$16,160	$655,234	$221,947	$100,381	$16,849	$(290,723)	$747,678

Payments to the Philippine Parties	—	—	—	—	57,428	—	—	57,428
Land Rent to Belle Corporation	—	—	—	—	3,061	—	—	3,061
Pre-opening Costs	25	—	31	2,567	(7)	2,231	—	4,847
Development Costs	—	—	—	—	—	—	57,433	57,433
Depreciation and Amortization	23,159	7,295	258,407	180,038	80,617	10,498	91,191	651,205
Share-based Compensation	376	153	3,791	1,489	1,427	179	24,382	31,797
Property Charges and Other	80	(328)	5,313	9,057	4,184	—	2,509	20,815

Adjusted EBITDA	51,470	23,280	922,776	415,098	247,091	29,757	(115,208)	1,574,264
Corporate and Other Expenses	—	—	—	—	—	—	115,208	115,208

Adjusted Property EBITDA	$51,470	$23,280	$922,776	$415,098	$247,091	$29,757	$—	$1,689,472

	Year Ended December 31, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Restated)(3)	(Unaudited)	(Restated)(3)	(Restated)(3)	(Restated)(3)	(Restated)(3)
Operating Income (Loss)	$34,789	$12,897	$500,200	$188,684	$122,908	$(13,464)	$(232,567)	$613,447

Payments to the Philippine Parties	—	—	—	—	60,778	—	—	60,778
Land Rent to Belle Corporation	—	—	—	—	3,001	—	—	3,001
Pre-opening Costs	37	—	32,624	4,550	158	18,021	—	55,390
Development Costs	—	—	—	—	—	—	23,029	23,029
Depreciation and Amortization	19,655	8,413	209,622	176,006	75,274	3,825	75,106	567,901
Share-based Compensation	388	158	3,472	1,577	(129)	79	19,598	25,143
Property Charges and Other	678	22	10,460	4,471	7,209	—	6,307	29,147

Adjusted EBITDA	55,547	21,490	756,378	375,288	269,199	8,461	(108,527)	1,377,836
Corporate and Other Expenses	—	—	—	—	—	—	108,527	108,527

Adjusted Property EBITDA	$55,547	$21,490	$756,378	$375,288	$269,199	$8,461	$—	$1,486,363

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Restated)(3)	(Unaudited)	(Restated)(3)
Net Income Attributable to Melco Resorts & Entertainment Limited	$68,139	$126,583	$373,173	$340,299
Net Income (Loss) Attributable to Noncontrolling Interests	12,684	1,689	21,055	(1,403)

Net Income	80,823	128,272	394,228	338,896
Income Tax Expense (Credit)	1,562	(5,477)	8,339	238
Interest and Other Non-Operating Expenses, Net	91,064	80,533	345,111	274,313
Property Charges and Other	1,237	8,190	20,815	29,147
Share-based Compensation	9,283	6,925	31,797	25,143
Depreciation and Amortization	169,260	151,868	651,205	567,901
Development Costs	17,560	11,301	57,433	23,029
Pre-opening Costs	209	4,998	4,847	55,390
Land Rent to Belle Corporation	778	747	3,061	3,001
Payments to the Philippine Parties	11,433	15,030	57,428	60,778

Adjusted EBITDA	383,209	402,387	1,574,264	1,377,836
Corporate and Other Expenses	26,560	25,064	115,208	108,527

Adjusted Property EBITDA	$409,769	$427,451	$1,689,472	$1,486,363

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
Room Statistics:
Altira Macau
Average daily rate (4)	$184	$188	$179	$189
Occupancy per available room	99%	100%	99%	99%
Revenue per available room (5)	$182	$188	$177	$188

City of Dreams
Average daily rate (4)	$217	$222	$209	$212
Occupancy per available room	98%	97%	98%	97%
Revenue per available room (5)	$212	$216	$205	$206

Studio City
Average daily rate (4)	$138	$138	$135	$138
Occupancy per available room	100%	100%	100%	100%
Revenue per available room (5)	$138	$138	$135	$138

City of Dreams Manila
Average daily rate (4)	$178	$162	$176	$159
Occupancy per available room	98%	98%	98%	98%
Revenue per available room (5)	$176	$159	$173	$156

Other Information:
Altira Macau
Average number of table games	102	103	103	104
Average number of gaming machines	195	136	178	129
Table games win per unit per day (6)	$18,839	$23,849	$19,605	$20,546
Gaming machines win per unit per day (7)	$145	$102	$195	$137

City of Dreams
Average number of table games	511	477	516	476
Average number of gaming machines	782	774	822	724
Table games win per unit per day (6)	$18,855	$18,187	$18,504	$16,257
Gaming machines win per unit per day (7)	$724	$547	$562	$737

Studio City
Average number of table games	292	293	293	292
Average number of gaming machines	935	987	947	957
Table games win per unit per day (6)	$13,204	$13,233	$12,663	$14,076
Gaming machines win per unit per day (7)	$242	$254	$230	$240

City of Dreams Manila
Average number of table games	324	301	311	300
Average number of gaming machines	2,280	2,057	2,265	1,929
Table games win per unit per day (6)	$4,340	$5,408	$4,421	$5,536
Gaming machines win per unit per day (7)	$266	$261	$259	$278

Cyprus Operations
Average number of table games	37	34	38	33
Average number of gaming machines	436	275	388	264
Table games win per unit per day (6)	$2,212	$1,787	$2,475	$2,206
Gaming machines win per unit per day (7)	$429	$397	$431	$388

(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(7)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis